

Mail Stop 4631

October 22, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William George
Chief Financial Officer
Comfort Systems USA, Inc.
777 Post Oak Boulevard, Suite 500
Houston, Texas 77056

      RE: Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the period ended June 30, 2009
              Definitive Proxy Statement filed on April 14, 2009
              Form 8-K filed on May 5, 2009
                  File No. 1-13011

Dear Mr. George:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief